Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Actual Year	Actual Year	Actual Year	Actual Year	Actual year
(Dollars In Thousands)	10/09	10/08	10/07	10/06	10/05
Net (loss) income	$(485,870)	$(1,124,590)	$(627,119)	$149,533	$471,847
Add:
Federal and state income tax (benefit) provisions	36,152	(43,458)	(19,847)	83,573	308,738
Interest expensed	201,274	176,336	141,754	111,944	89,721
Interest expensed mortgage and financing subsidiaries	1,728	3,601	6,009	7,767	5,801
Distribution of earnings of unconsolidated joint ventures, net of income (loss) from unconsolidated joint ventures	50,134	44,061	32,221	(347)	(6,171)
Amortization of bond prepaid expenses	5,976	3,863	2,151	2,089	2,012
Amortization of bond discounts	1,179	821	1,084	1,039	715

Total (loss) earnings	$(389,427)	$(939,366)	$(463,747)	$355,598	$872,663

Fixed Charges:
Interest incurred	$195,507	$190,801	194,547	166,427	102,930
Interest incurred mortgage and financing subsidiaries	1,728	3,601	6,009	7,767	5,801
Amortization of bond prepaid expenses	5,976	3,863	2,151	2,089	2,012
Amortization of bond discounts	1,179	821	1,084	1,039	715

Total fixed charges	$204,390	$199,086	$203,791	$177,322	$111,458

Ratio of earnings of fixed charges	(a )	(a )	(a )	2.0	7.8

(a)	Earnings for the years ended October 31, 2009, 2008 and 2007 were insufficient to cover fixed charges for such periods by $616.1 million, $1,138.5 million and $667.5 million, respectively.